Filed by: LivePerson, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: LivePerson, Inc.
Commission File No. 001-41926
Date: August 5, 2026

Operator
Good morning, ladies and gentlemen. Thank you for standing by. Welcome to LivePerson's Town Hall. My name is Dean, and I will be your conference operator today. At this time, all participants are in a listen-only mode. I would now like to turn the conference call over to Mr. Jon Perachio, Vice President, Investor Relations.

Jon Perachio:
Hello, and thank you all for joining us. I'm Jon Perachio, LivePerson's Vice President of Investor Relations. Joining me today is John Sabino, LivePerson's Chief Executive Officer. We'll be discussing our previously announced transaction with SoundHound AI and addressing questions submitted by stockholders. I'd like to remind everyone that certain statements made during today's presentation may constitute forward-looking information. These statements reflect the current expectations of management and are subject to risks and uncertainties that could cause actual results to differ materially.

I encourage all participants to refer to the full disclaimer and forward-looking statements disclosure contained within the press releases issued on July 10th, July 23rd, and July 28th, all of which are available at voteliveperson.com and on the SEC's website at sec.gov. Nothing on this call constitutes an offer to sell, buy, or exchange, or solicit or a solicitation of an offer to sell, buy, or exchange any securities. The transcript of this webcast will be filed with the SEC and made available on the Investor Relations section of LivePerson's website, as well as on our transaction website, voteliveperson.com. With that, I'll turn it over to John.

John Sabino:
Thanks so much, Jon, and thank you to everybody for joining today. Look, we wanted to hold this town hall because we know there's a lot of information out there about this transaction. There's press releases, SEC filings, letters, voting materials, and we know that all this can be difficult to sort through. So today I wanted to speak plainly about what's at stake, and why the board is recommending this transaction, and why your vote matters. We'll spend a few minutes today to walk through some key points, and then we'll answer some questions submitted by stockholders, as Jon just said.

So let's kick this off, and let me start with the vote itself. The special meeting for the vote is going to be on 20th of August, and approval requires the support of a majority of the outstanding LivePerson shares. So this is not simply about letting your vote sit there. We need a majority of the shares to be voted. And that means that a share not voted is the same as effectively voting against the transaction. So, however many shares you own, your participation is really important, and this vote will help determine both the future of LivePerson and the value that stockholders have the opportunity to receive from their investment.

Now, before we get into the details, let me summarize why the board is recommending that stockholders vote for this transaction. This transaction will bring together the complementary capabilities across voice, digital engagement, agentic AI, and AI assurance. Most LivePerson stockholders will become stockholders of the combined company with SoundHound, with a strong balance sheet, no debt, greater scale, broader strategic capabilities, and an accelerated path to profitability. And after comprehensive review of LivePerson's alternatives, the board determined that the transaction with SoundHound really does represent the best alternative for maximizing stockholder value.

So, with that as being the background and the context, let me spend a few minutes on how the board reached its decision and why this transaction is expected... what this transaction is expected to mean for stockholders. Some of the points I'm about to share cover specific transaction terms and financial details, so I'm going to stay close to my notes and make sure I describe them accurately for all of you that are listening today. First and foremost, the LivePerson Board of Directors undertook a comprehensive review of alternatives in which 66 potential counterparties were contacted.

Following that process, the board determined that the transaction with SoundHound represents the best alternative for maximizing stockholder value, including when compared with continuing as a standalone company, given the business, financial, competitive, industry, and market risks that are facing LivePerson. This transaction would also unite complementary capabilities across voice, digital engagement, agentic AI, and AI assurance.

The combined base of our two companies together includes over 25 of the Fortune 100 companies, creating one of the conversational AI sector’s most comprehensive enterprise customer footprints, and significant opportunity to introduce additional capabilities across the company's existing customer base. So that's why the board is leaning in and wants all of us to vote for the transaction with our share. All right, so let's talk a little bit about LivePerson's debt and the agreement we reached with noteholders.

It was an important part of the board's assessment, and it really did revolve around LivePerson's financial position. LivePerson's outstanding debt currently exceeds the total value of the transaction. And as part of this transaction, our secure noteholders have agreed to exchange their notes at a value reflecting a substantial discount to the notes’ approximate 350 million par value. And given LivePerson's valuation and significant debt without these substantial concessions from our noteholders, stockholders may not have had the opportunity to receive any value for their shares in any strategic transaction.

So, this transaction's not occurring in isolation from our financial circumstances. The agreement with our noteholders really is a critical part of the overall transaction and the opportunity for our common stockholders to receive value. Now, let me address the consideration LivePerson stockholders are expected to receive if the transaction is approved and completed. Based on the assumptions described in our proxy statement and prospectus, most LivePerson stockholders will receive SoundHound stock.

As of the announcement of the transaction on April 21st, 2026, the SoundHound stock consideration to be received by LivePerson stockholders represented approximately $3.33 in value per LivePerson share. That represents a premium of approximately 22% over LivePerson's 30-day volume-weighted average trading price before the announcement. The exact number of SoundHound shares a stockholder receives will not be finalized until closing. It'll be determined using the formula described in our proxy statement and prospectus and will depend in part on SoundHound’s stock price near the closing.

The calculation uses a 10-day volume-weighted average price of SoundHound stock ending three trading days before the closing and is subject to a collar. If the average price is above $12 per share, $12 will be used in the calculation. If a SoundHound share is below $7 per share, $7 will be used in the calculation. The aggregate consideration is also subject to a possible downward adjustment based on LivePerson's cash balance shortly before closing as described in our public filings.

Because the final exchange ratio depends on a formula with variable factors, we encourage stockholders to visit voteliveperson.com and use the interactive illustrative calculator to see what consideration could mean for their individual holdings on an estimated basis. Stockholders holding LivePerson shares listed on the Tel Aviv Stock Exchange are expected to receive an equivalent value in cash instead of SoundHound shares, subject to the terms described in our proxy statement and prospectus.

So, to pull this together, stockholders receiving SoundHound shares, the second component of the transaction, is an opportunity to participate in the potential future upside of the combined companies. And I think this is a good thing. LivePerson stockholders receiving SoundHound stock will become stockholders of the combined company with a strong balance sheet with no debt and an accelerated path to profitability. SoundHound has stated that assuming a transaction closes in the second half of 2026, it expects to achieve a combined revenue range of a minimum of $350 million to $400 million in 2027. And SoundHound has also stated that the combined business is expected to reach $500 million in revenue based on the existing customer base alone.

So in summary, I know there was a lot of detail and the full terms are available in the proxy statement of prospectus, but I encourage everyone to review those materials. But let me bring you back to the central point. The board conducted a comprehensive process, considered LivePerson's financial position and evaluated the alternatives available to the company.

And based on that review, the board unanimously determined that the SoundHound transaction is the best alternative for maximizing value for LivePerson stockholders. It provides stockholders the opportunity to receive value from their LivePerson shares and for most stockholders to participate in the potential upside of the combined company with broader capabilities, greater scale, and a strong balance sheet with no debt. And that is why the board is recommending that you vote for this transaction.

And it brings me back to what you're hearing from us so frequently. A share that is not voted is the same as voting against the transaction. We do not want anyone to miss the opportunity to participate simply because an email was overlooked or a proxy card was not sent. Voting takes only a few minutes, and your vote must be received by 11:59 PM Eastern Time on August 19th, 2026. Or you attend a special meeting online and vote during that meeting if your shares are held directly in your name as a stockholder of record.

Even if you plan on attending a LivePerson special meeting, we recommend that you vote your shares today so that your vote will be counted if you later decide not to attend the special meeting. However many shares you own, your vote matters, and we stress, please vote for the transaction. So hopefully that gives a good overview to everybody, Jon, and we could probably start moving on to some of the questions we've received from some investors on things that we think are on the minds of stockholders today.

Jon Perachio:
Yeah, sure. Great. Thanks for that, John. So the first question for you is why does the board believe the merger consideration fairly compensates LivePerson stockholders?

John Sabino:
Okay. So at signing, the consideration was set to deliver roughly $3.33 per share, as I've already said, and this is a premium of about 22% of the 30-day average price the day the deal was announced. And the board considered a few things. First, the board ran a comprehensive review, contacting 66 parties, and you can read about every detail of that in the review process in our proxy statement.

Second, LivePerson's financial advisor, Houlihan Lokey, delivered an opinion that the consideration is fair from a financial point of view to LivePerson's common stockholders. And that was based on assumptions and qualifications that are from their opinion. And then lastly, arguably most importantly, LivePerson's debt exceeds the total value of this transaction. As we've said many times before, without the noteholders agreeing to accept substantially less than what they're owed, there would be no value available to distribute to all stockholders.

So, considering these facts, the board determined that SoundHound's offer provides the best path forward for stockholders, offering a premium above today, the trading price at signing, an opportunity to participate in the future of the combined entity with a more comprehensive platform. And as I've stated many times before, zero debt. And look, you can, if you really want to take a look at this for yourself, you can refer to the calculator at voteliveperson.com, and we encourage everybody to do that.

Jon Perachio:
Great. Thanks, John. Second question for you is why did the board conclude that selling now was superior to continuing LivePerson's standalone turnaround?

John Sabino:
That's a good question. So, it's true that our turnaround was progressing. We extended our debt maturities, and we gained some flexibility to continue investing in our platform. However, we continue to face an extremely competitive landscape, and there's a lot of headwinds which contributed to a slower turnaround than originally planned. So, it was critical that we sought out alternatives.

And after review, the board concluded that this transaction really does offer stockholders a much better path to value. And for most, future upside as part of a company that has flexibility to invest in the right technologies and opportunities. The fact is we're just constrained as LivePerson alone right now. And the board determined in its review that any other alternatives, including being a standalone company, may result in leaving no value for stockholders. And that is something we really wanted to avoid.

Jon Perachio:
Yeah, thanks, John. It's very important context. Next question is, what happens if the transaction is not approved by stockholders?

John Sabino:
All right. So, look, if this deal does not go through, we remain an independent company, but we will face substantial risks and an increasing entry of well-funded competitors in our space. You don't need me to tell you that. You can just look at the news every day. And we'll immediately face two problems, managing our debt obligations while also dealing with the fact that our revenue is contracted.

And this makes it tougher to invest in the future and run the company as it stands today. That's why this vote is so important. And it's not a matter of comparing the merits of a sale versus a standalone path, because a standalone path is going to be very difficult for this company and may end up with stockholders not getting anything. And we want to avoid that.

Jon Perachio:
Great, thanks, John. Another question from a shareholder referenced that LivePerson contacted 66 counterparties in the process. Were there any other or better offers?

John Sabino:
Yeah. So we did run a highly rigorous and comprehensive strategy review process led by very capable advisors. Out of the 66 potential counterparties contacted, only SoundHound submitted a formal bid. SoundHound's offer was the highest, most definitive, and only actionable proposal that really did preserve value for our common stockholders.

Jon Perachio:
And what are the chances of a competing bid emerging before the meeting later in August?

John Sabino:
Look, I can't predict every scenario, but this was a very extensive process as you've seen in our filings. And so we're we're not currently expecting anything like that.

Jon Perachio:
Another question from an investor is why are the Tel Aviv Stock Exchange holders getting cash while other stockholders get SoundHound AI stock? Which is the better deal, and why the difference?

John Sabino:
Okay. So this is really being driven by local regulatory and compliance reasons in Israel. The value that Tel Aviv Stock Exchange holders will receive in cash is designed to be substantially equivalent to the value a NASDAQ holder would receive in stock consideration.

So, NASDAQ holders will receive freely tradable shares. TASE or Tel Aviv Stock Exchange members will receive the equivalent value in cash. And again, this is because of compliance and regulatory reasons, and there's not really one that's better than the other.

Jon Perachio:
All right. Thanks, John. That's very clear. Next question is what percentage recovery or economic outcome is expected for creditors compared to common shareholders? And how did the board evaluate whether that allocation was fair?

John Sabino:
Okay. The board considers the allocation highly favorable to stockholders because we negotiated significant financial concessions from our lendholders to ensure that there's money on the table for equity holders. To give you the specifics, creditors agreed to write off over $140 million of what they were owed, basically enabling $43 million in deal value, or $3.33 per share as of signing, to go directly to common stockholders instead of going entirely towards the debt repayment. So this is... we think that this works for our shareholders.

Jon Perachio:
Great. Thanks, John. Another one here. How did the board value LivePerson's existing customer relationships, enterprise integrations, conversational cloud platform, and cross-sell potential in determining that the merger consideration was fair to common shareholders?

John Sabino:
Okay. So, our financial advisors, Houlihan Lokey, ran a standard valuation model, a number of them, including discounted cash flows. And while our technology and customer bases are valuable, our financial losses and negative equity severely damaged our standalone value. So, partnering with SoundHound immediately provides the financial stability we'll need to retain our customers, and most importantly, continuing to invest in the platform and being able to innovate. So that's what really led in this direction.

Jon Perachio:
Okay, great. Thanks, John. And one last question. How did the board evaluate newer LivePerson product initiatives such as Syntrix, which you've talked about on some prior earnings calls in the valuation process?

John Sabino:
So, look, Syntrix is an innovative product. There's interest in it, but it's still in its early stages, as with all new products. And because its long-term success really does require a lot of future investment for customer adoption and improving the product, the board viewed this as an asset whose value will actually be unlocked much better when combined with SoundHound's omnichannel platform and their financial stability. So, we see Syntrix as still being valuable, but it's going to need more investment to move it forward as any product would. And we think we can do this best with SoundHound.

Jon Perachio:
Great. Thanks, John. Thanks for clarifying that. Well, that is all the time today that we have for questions. John, again, thank you for providing this additional context to the transaction. Sure it'll be very helpful to the shareholders and clarifies why it's important for all LivePerson stockholders to vote. And thank you to everyone who joined in today.

Additional transaction materials and voting information are available on voteliveperson.com. For assistance voting your shares, please contact MacKenzie Partners toll-free at 1-800-322-2885. As a reminder, votes submitted in advance of the special meeting must be received by 11:59 PM Eastern Time on August 19th, 2026. Please vote for the transaction today. Thank you.

John Sabino:
Thank you, Jon, and thank you, everyone, for attending.

Operator:
That concludes our call today. Thank you for joining. You may now disconnect.

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Forward-Looking Statements

This document contains "forward-looking statements" within the meaning of the U.S. federal securities laws about the expectations, beliefs, plans, intentions, prospects, financial results and strategies relating to SoundHound AI’s proposed acquisition of LivePerson. Such forward-looking statements include, among others, statements regarding the timing of filing the definitive proxy/prospectus and timing of

LivePerson’s special meeting, obtaining regulatory approvals, the timing of closing of the proposed acquisition, and the parties’ expectations, intentions, strategies, assumptions or beliefs about future events, results of operations or performance or that do not solely relate to historical or current facts. Forward-looking statements are predictions, projections and other statements about future events or conditions that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this communication, including: (1) the occurrence of any event, change, or other circumstance that could give rise to the right of one or both of the parties to terminate the definitive merger agreement between LivePerson and SoundHound; (2) the possibility that the transaction does not close when expected or at all due to the failure to satisfy all of the conditions to closing on a timely basis or at all, including the failure to obtain the required shareholder approvals or to consummate the notes restructuring transactions contemplated by the Notes Restructuring Agreement; (3) the risk that the benefits from the transaction may not be fully realized or may take longer to realize than expected, including as a result of changes in, or problems arising from, general economic and market conditions, interest and exchange rates, monetary policy, trade policy (including tariff levels), laws and regulations and their enforcement, and the degree of competition in the geographic and business areas in which LivePerson and SoundHound operate; (4) any failure to promptly and effectively integrate the businesses of LivePerson and SoundHound; (5) the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; (6) reputational risk and potential adverse reactions of LivePerson’s or SoundHound’s customers, employees or other business partners, including those resulting from the announcement, pendency or completion of the transaction; (7) the diversion of management’s attention and time to the transaction from ongoing business operations and opportunities; and (8) the outcome of any legal proceedings that may be instituted against LivePerson or SoundHound or in connection with the transaction. Further information on factors that could affect the forward-looking statements and expectations above are contained in the filings that LivePerson and/or SoundHound AI have filed, or that will be filed, with the U.S. Securities and Exchange Commission (the “SEC”), including as set forth in the Form S-4 and the proxy statement/prospectus contained therein, as well as the documents incorporated by reference therein.

All forward-looking statements are expressly qualified in their entirety by the cautionary statements set forth above. Forward-looking statements speak only as of the date they are made, and LivePerson does not undertake or assume any obligation to update publicly any of these statements to reflect actual results, new information or future events, changes in assumptions, or changes in other factors affecting forward-looking statements, except to the extent required by applicable law.

No Offer or Solicitation
This communication is not intended to be, and shall not constitute, an offer to sell, buy or exchange or the solicitation of an offer to sell, buy or exchange any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Additional Information and Where to Find It
In connection with the proposed transaction, SoundHound AI has filed with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 (the “Form S-4”) that includes a definitive proxy statement of LivePerson and that constitutes a prospectus of SoundHound AI with respect to the shares of the SoundHound AI common stock to be issued in the proposed transaction, dated July 9, 2026 (the “proxy statement/prospectus”). The proxy statement/prospectus was filed with the SEC on July 9, 2026 by LivePerson, and the mailing of the proxy statement/prospectus to LivePerson’s stockholders began on or about the same date. Each of SoundHound AI and LivePerson may also file other relevant documents with the SEC regarding the proposed transaction.

This communication is not a substitute for the Form S-4, the proxy statement/prospectus or any other document that SoundHound AI or LivePerson has filed, or may file, with the SEC in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF SOUNDHOUND AI AND LIVEPERSON ARE URGED TO READ THE FORM S-4, THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, CAREFULLY IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain copies of these documents (if and when available), as well as other filings containing information about SoundHound AI and LivePerson, free of charge on the SEC’s website at www.sec.gov. Copies of the documents filed with, or furnished to, the SEC by the Company will be available free of charge on SoundHound AI’s website at https://investors.soundhound.com/financial-information/sec-filings. Copies of the documents filed with, or furnished to, the SEC by LivePerson will be available free of charge on LivePerson’s website at https://ir.liveperson.com/financial-information/sec-filings. The information included on, or accessible through, SoundHound AI’s or LivePerson’s website is not incorporated by reference into this communication.

Participants in the Solicitation

SoundHound, LivePerson and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies with respect to the proposed transaction under the rules of the SEC. Information about the directors and executive officers of SoundHound, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in SoundHound’s definitive proxy statement for its 2026 annual meeting of stockholders under the heading “Proposal 1 – Election of Directors”, which was filed with the SEC on April 9, 2026 and is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/0001840856/000121390026041978/ea0285618-01.htm. Information about the directors and executive officers of LivePerson and their ownership of LivePerson equity interests can be found in the section entitled “Interests of LivePerson Directors and Executive Officers in the Mergers” and “Owners and Management of LivePerson” included in the proxy/prospectus, which was filed with the SEC on July 9, 2026 and is available at https://www.sec.gov/Archives/edgar/data/1102993/000121390026076759/ea0297465-01.htm. Further information about the directors and executive officers of LivePerson may be found in its amendment to its Annual Report on Form 10-K for the year ended December 31, 2025 under the headings “Directors, Executive Officers and Corporate Governance,” “Executive Compensation,” “Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters” and is available at: https://www.sec.gov/ix?doc=/Archives/edgar/data/0001102993/000110299326000020/lpsn-20251231.htm; in the Form 3 and Form 4 statements of beneficial ownership and statements of changes in beneficial ownership filed with the SEC by LivePerson’s directors and executive officers; and is in other documents filed by LivePerson with the SEC. Additional information regarding the interests of the participants in the solicitation of proxies will be included in other relevant materials to be filed with the SEC if and when they become available. You should read the Form S-4 and the proxy statement/prospectus carefully before making any voting or investment decisions. You may obtain free copies of these documents using the sources indicated above.